CHINA YUCHAI INTERNATIONAL LIMITED
16 RAFFLES QUAY #26-00 HONG LEONG BUILDING SINGAPORE 048581
TEL: (65) 6220 8411     FAX: (65) 6226 0502
Exhibit 99.1
FOR IMMEDIATE RELEASE
Singapore (August 23, 2007) — Further to CYI’s press release dated August 3, 2007 regarding potential material accounting errors in Guangxi Yuchai Machinery Company Limited’s (“Yuchai’s”) accounts for fiscal year ended December 31, 2005 and the unaudited financial information and related announcements for the fiscal year ended December 31, 2006, relating primarily to what appears to have been an understatement of accounts payable of approximately RMB 168 million (approximately $22.5 million) by Yuchai. CYI’s Audit Committee has directed continuing on-site fact-finding by CYI’s internal audit team. The Audit Committee has also retained independent counsel to conduct an independent investigation into the circumstances of the RMB 168 million adjustment. CYI’s previous independent auditors, who are also the current auditors for Yuchai, have informed CYI that its audit report must no longer be associated with CYI’s consolidated financial statements for the fiscal year ended December 31, 2005. Based on the information now available, and after consultation with CYI’s previous and current independent auditors, the Audit Committee of CYI believes that it is likely that material revisions to these consolidated financial statements will be required and that restatements of CYI’s audited financial statements for fiscal year 2005 and CYI’s unaudited financial information for fiscal year 2006 will be necessary. Accordingly, until the completion of the independent inquiry by the Audit Committee, the consolidated financial statements of CYI for fiscal year ended December 31, 2005 and the related audit report should not be relied upon, and the consolidated financial information for fiscal year ended December 31, 2006 and the interim condensed consolidated financial statements issued in 2006 should also not be relied upon. CYI will announce its restated financial results for 2005 and its final results for 2006 when the Audit Committee completes its inquiry into the potential material accounting errors and when CYI finalizes the revised accounts for 2005 and 2006 and submits the revised consolidated financial statements to its independent auditors.
GENERAL INFORMATION
CYI has submitted a copy of this press release on Form 6-K with the U.S. Securities and Exchange Commission. A copy of such submission has also been sent to The New York Stock Exchange.
China Yuchai International Limited
Executive Office
16 Raffles Quay
#26-00 Hong Leong Building
Singapore 048581
Tel: (65) 6220 8411
Fax: (65) 6226 0502
Contact person: Mr Teo Tong Kooi, President and Director